

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

April 23, 2007

Mr. Kam Shah, Chief Financial Officer
Bontan Corporation
47 Avenue Road, Suite 200
Toronto, Ontario
Canada M5R 2G3

> **Re:** **Bontan Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed August 29, 2006**
> **File No. 000-30314**

Dear Mr. Shah:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief